FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Material Event

February 27, 2018

Banco Santander Chile

In accordance with  Article 9 and 10 of Law N°18,045 and the norms of the SBIF, we inform of the following agreements adopted by the Board of Banco Santander Chile in the ordinary board session held today:

1.- As a result of the resignation of the President of the Board, Mr Vittorio Corbo Lioi, today, the Board has designated as his replacement as Board member and President of the Board of Banco Santander - Chile, Mr. Claudio Melandri Hinojosa, who will temporarily continue to act as CEO of the Bank until February 28, 2018, as permitted by Article 49 N°8 of the General Banking Law.

2.- The Board also named as Chief Executive Officer of the Bank (Gerente General) as of March 1, 2018, Mr. Miguel Mata Huerta, who is currently Deputy General Manager of the Bank. The Board also agreed to eliminate the function of Deputy General Manager.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: February 27, 2018